          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


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  1. Investment Company Act File Number:                                                       Date examination completed:

     811-09765, 811-03313, 811-05309, 811-07687, 811-06516, 811-7678, 811-06517, 811-07680    September 30, 2002
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
      ------------------------------------------------------------------------------------------------------------------------------
      LA                   ME                  MD                   MA                  MI                    MN
      ------------------------------------------------------------------------------------------------------------------------------
      MS                   MO                  MT                   NE                  NV                    NH
      ------------------------------------------------------------------------------------------------------------------------------
      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify):
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  3. Exact name of investment company as specified in registration statement:

     First American Insurance Portfolio's Inc.    American Municipal Term Trust Inc. III
     First American Funds Inc.                    Minnesota Municipal Term Trust Inc. II
     First American Investment Funds Inc.         Minnesota Municipal Income Portfolio Inc.
     First American Strategy Funds Inc.           American Municipal Income Portfolio Inc.

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  4. Address of principal executive office (number, street, city, state, zip code):

     800 Nicollet Mall
     Minneapolis, MN 55402
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

      Management Statement Regarding Compliance With Certain Provisions of
                       the Investment Company Act of 1940

October 29, 2002



I, as a member of management of the Government Obligations Fund, Ohio Tax Free Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and Treasury Reserve Fund of the First American Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of Subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and from April 30, 2002 through September 30, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and from April 30, 2002 through September 30, 2002 with respect to securities reflected in the investment accounts of the Funds.

                                  -----------------------------------
                                  U.S. Bancorp Asset Management, Inc.

                                  By: /s/ Robert H. Nelson
                                      -------------------------------
                                      Robert H. Nelson
                                      Chief Operating Officer

                        Report of Independent Accountants

The Board of Directors
First American Investment Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Health Sciences Fund, Real Estate Securities Fund, Technology Fund, Micro Cap Fund, Small Cap Growth Fund, Small Cap Value Fund, Small Cap Core Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Mid Cap Core Fund, Large Cap Growth Fund, Large Cap Value Fund, Large Cap Core Fund, Balanced Fund, Equity Income Fund, Emerging Markets Fund, International Fund, Bond IMMDEX Fund, Corporate Bond Fund, Fixed Income Fund, High Yield Bond Fund, Intermediate Term Bond Fund, Limited Term Income Fund, Strategic Income Fund, U.S. Government Securities Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, Oregon Intermediate Tax Free Fund, and Tax Free Fund of First American Investment Funds, Inc. (referred to collectively as the Funds) complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002 and, with respect to agreement of security purchases and sales, for the period from April 30, 2002 (the date of last examination) through September 30, 2002:

  - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin.

  - Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Milwaukee, Bank of New York, and Depository Trust Company).

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

  - Reconciliation of all such securities and investments to the books and records of the Funds and the Custodian.

  - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records.

  - Agreement of six security purchases and six security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2002 with respect to securities reflected in the investment accounts of the Funds is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 29, 2002

                        Report of Independent Accountants

The Board of Directors
First American Strategy Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Strategy Aggressive Allocation Fund, Strategy Growth & Income Allocation Fund, Strategy Growth Allocation Fund, and Strategy Income Allocation Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds) complied with the requirements of Subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002 and, with respect to agreement of security purchases and sales, for the period from April 30, 2002 (the date of last examination) through September 30, 2002:

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

  - Reconciliation of all such securities to the books and records of the Funds and U.S. Bank National Association (the Custodian).

  - Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2002 with respect to securities reflected in the investment accounts of the Funds is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 29, 2002

                        Report of Independent Accountants

The Board of Directors
First American Insurance Portfolios, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Large Cap Growth Portfolio, International Portfolio, Technology Portfolio, Mid Cap Growth Portfolio, Small Cap Growth Portfolio, Corporate Bond Portfolio, and Equity Income Portfolio of the First American Insurance Portfolios, Inc. (referred to collectively as the Funds) complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002 and, with respect to agreement of security purchases and sales, for the period from April 30, 2002 (the date of last examination) through September 30, 2002:

  - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin, without prior notice to management.

  - Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Milwaukee and Depository Trust Company).

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

  - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

  - Agreement of two security purchases and two security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2002 with respect to securities reflected in the investment accounts of the Funds is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 29, 2002

                        Report of Independent Accountants

The Board of Directors
First American Municipal Bond Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the American Municipal Term Trust III Fund, Minnesota Municipal Term Trust II Fund, Minnesota Municipal Income Portfolio Fund, and American Municipal Income Portfolio Fund of the First American Municipal Bond Funds, Inc. (referred to collectively as the Funds) complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002 and, with respect to agreement of security purchases and sales, for the period from April 30, 2002 (the date of last examination) through September 30, 2002:

   - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin, without prior notice to management.

   - Confirmation of all securities held by institutions in book entry form (Depository Trust Company).

   - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

   - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

   - Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2002 with respect to securities reflected in the investment accounts of the Funds is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                  /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 29, 2002

                        Report of Independent Accountants

The Board of Directors
First American Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Government Obligations Fund, Ohio Tax Free Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and Treasury Reserve Fund of the First American Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and
(c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, and with respect to agreement of security purchases and sales, for the period from April 30, 2002 (the date of last examination) through September 30, 2002:

  - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin.

  - Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Milwaukee, Bank of New York, and Depository Trust Company).

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees or transfer agents.

  - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

  - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records.

  - Agreement of two security purchases and two security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2002, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 29, 2002

      Management Statement Regarding Compliance With Certain Provisions of
                       the Investment Company Act of 1940

October 29, 2002



I, as a member of management of the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Health Sciences Fund, Real Estate Securities Fund, Technology Fund, Micro Cap Fund, Small Cap Growth Fund, Small Cap Value Fund, Small Cap Core Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Mid Cap Core Fund, Large Cap Growth Fund, Large Cap Value Fund, Large Cap Core Fund, Balanced Fund, Equity Income Fund, Emerging Markets Fund, International Fund, Bond IMMDEX Fund, Corporate Bond Fund, Fixed Income Fund, High Yield Bond Fund, Intermediate Term Bond Fund, Limited Term Income Fund, Strategic Income Fund, U.S. Government Securities Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, Oregon Intermediate Tax Free Fund, and Tax Free Fund of First American Investment Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of Subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and from April 30, 2002 through September 30, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and from April 30, 2002 through September 30, 2002 with respect to securities reflected in the investment accounts of the Funds.


                                  -----------------------------------
                                  U.S. Bancorp Asset Management, Inc.


                                  By: /s/ Robert H. Nelson
                                     --------------------------------
                                     Robert H. Nelson
                                     Chief Operating Officer

      Management Statement Regarding Compliance With Certain Provisions of
                       the Investment Company Act of 1940


October 29, 2002



I, as a member of management of the Strategy Aggressive Allocation Fund, Strategy Growth & Income Allocation Fund, Strategy Growth Allocation Fund, and Strategy Income Allocation Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of Subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and from April 30, 2002 through September 30, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and from April 30, 2002 through September 30, 2002 with respect to securities reflected in the investment accounts of the Funds.

                                  -----------------------------------
                                  U.S. Bancorp Asset Management, Inc.


                                  By: /s/ Robert H. Nelson
                                     --------------------------------
                                     Robert H. Nelson
                                     Chief Operating Officer

      Management Statement Regarding Compliance With Certain Provisions of
                       the Investment Company Act of 1940

October 29, 2002



I, as a member of management of the Large Cap Growth Portfolio, International Portfolio, Technology Portfolio, Mid Cap Growth Portfolio, Small Cap Growth Portfolio, Corporate Bond Portfolio, and Equity Income Portfolio of the First American Insurance Portfolios, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of Subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and from April 30, 2002 through September 30, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and from April 30, 2002 through September 30, 2002 with respect to securities reflected in the investment accounts of the Funds.


                                  -----------------------------------
                                  U.S. Bancorp Asset Management, Inc.

                                  By: /s/ Robert H. Nelson
                                     --------------------------------
                                     Robert H. Nelson
                                     Chief Operating Officer

      Management Statement Regarding Compliance With Certain Provisions of
                       the Investment Company Act of 1940

October 29, 2002



I, as a member of management of the American Municipal Term Trust III Fund, Minnesota Municipal Term Trust II Fund, Minnesota Municipal Income Portfolio Fund, and American Municipal Income Portfolio Fund of the First American Municipal Bond Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of Subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and from April 30, 2002 through September 30, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and from April 30, 2002 through September 30, 2002 with respect to securities reflected in the investment accounts of the Funds.


                                  -----------------------------------
                                  U.S. Bancorp Asset Management, Inc.


                                  By: /s/ Robert H. Nelson
                                     --------------------------------
                                     Robert H. Nelson
                                     Chief Operating Officer